SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________)*

Karyopharm Therapeutics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48576U106

(CUSIP Number)

November 6, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 14

CUSIP #48576U106	Page 2 of 16

1	NAME OF REPORTING PERSONS Foresite Capital Fund I, L.P. (“FCF I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,585,743 shares, except that Foresite Capital Management I, LLC (“FCM I”), the general partner of FCF I, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM I, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,585,743 shares, except that FCM I, the general partner of FCF I, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM I, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,585,743
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON PN

CUSIP #48576U106	Page 3 of 16

1	NAME OF REPORTING PERSONS Foresite Capital Management I, LLC (“FCM I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,585,743 shares, all of which are directly owned by Foresite Capital Fund I, L.P. (“FCF I”). FCM I, the general partner of FCF I, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM I, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,585,743 shares, all of which are directly owned by FCF I. FCM I, the general partner of FCF I, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM I, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,585,743
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON OO

CUSIP #48576U106	Page 4 of 16

1	NAME OF REPORTING PERSONS Foresite Capital IV-B, LLC (“FC IV-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
688,705 shares, except that Foresite Capital IV-B Management, LLC (“FCM IV-B”), the managing member of FC IV-B, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM IV-B, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
688,705 shares, except that FCM IV-B, the managing member of FC IV-B, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM IV-B, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 688,705
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%
12	TYPE OF REPORTING PERSON OO

CUSIP #48576U106	Page 5 of 16

1	NAME OF REPORTING PERSONS Foresite Capital IV-B Management, LLC (“FCM IV-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
688,705 shares, all of which are directly owned by Foresite Capital IV-B, LLC (“FC IV-B”). FCM IV-B, the managing member of FC IV-B, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM IV-B, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
688,705 shares, all of which are directly owned by FC IV-B. FCM IV-B, the managing member of FC IV-B, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM IV-B, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 688,705
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%
12	TYPE OF REPORTING PERSON OO

CUSIP #48576U106	Page 6 of 16

1	NAME OF REPORTING PERSONS Foresite Capital IV-C, LLC (“FC IV-C”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
104,167 shares, except that Foresite Capital IV-C Management, LLC (“FCM IV-C”), the managing member of FC IV-C, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM IV-C, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
104,167 shares, except that FCM IV-C, the managing member of FC IV-C, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM IV-C, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,167
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%
12	TYPE OF REPORTING PERSON OO

CUSIP #48576U106	Page 7 of 16

1	NAME OF REPORTING PERSONS Foresite Capital IV-C Management, LLC (“FCM IV-C”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
104,167 shares, all of which are directly owned by Foresite Capital IV-C, LLC (“FC IV-C”). FCM IV-C, the managing member of FC IV-C, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM IV-C, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
104,167 shares, all of which are directly owned by FC IV-C. FCM IV-C, the managing member of FC IV-C, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM IV-C, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,167
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%
12	TYPE OF REPORTING PERSON OO

CUSIP #48576U106	Page 8 of 16

1	NAME OF REPORTING PERSONS James Tananbaum (“Tananbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,378,615 shares, of which 1,585,743 are directly owned by Foresite Capital Fund I, L.P. (“FCF I”), 688,705 are directly owned by Foresite Capital IV-B, LLC (“FC IV-B”), and 104,167 are directly owned by Foresite Capital Fund IV-C, LLC (“FC IV-C”). Tananbaum is the managing member of Foresite Capital Management I, LLC (“FCM I”), which is the general partner of FCF I. Tananbaum is the managing member of Foresite Capital IV-B Management, LLC (“FCM IV-B”), which is the managing member of FC IV-B. Tananbaum is the managing member of Foresite Capital IV-C Management, LLC (“FCM IV-C”), which is the managing member of FC IV-C. Tananbam may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,378,615 shares, of which 1,585,743 are directly owned by FCF I, 688,705 are directly owned by FC IV-B, and 104,167 are directly owned by FC IV-C. Tananbaum is the managing member of FCM I, which is the general partner of FCF I. Tananbaum is the managing member of FCM IV-B, which is the managing member of FC IV-B. Tananbaum is the managing member of FCM IV-C, which is the managing member of FC IV-C. Tananbam may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,378,615
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4%
12	TYPE OF REPORTING PERSON IN

CUSIP #48576U106	Page 9 of 16

ITEM 1(A).	NAME OF ISSUER

Karyopharm Therapeutics Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2 Mercer Road
Natick, MA 01760

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Foresite Capital Fund I, L.P., a Delaware limited partnership, Foresite Capital Management I, LLC, a Delaware limited liability company, Foresite Capital IV-B, LLC, a Delaware limited liability company, Foresite Capital IV-B Management, LLC, a Delaware limited liability company, Foresite Capital IV-C, LLC, a Delaware limited liability company, Foresite Capital IV-C Management, LLC, a Delaware limited liability company, and James Tananbaum. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Foresite Capital Management
One Montgomery Street, Suite 2500
San Francisco, CA 94104

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.0001 par value

ITEM 2(D)	CUSIP NUMBER

48576U106

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of November 15, 2013:

CUSIP #48576U106	Page 10 of 16

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of FCF I and the limited liability company agreements of each of FCM I, FC IV-B, FCM IV-B, FC IV-C and FCM IV-C, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

CUSIP #48576U106	Page 11 of 16

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP #48576U106	Page 12 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2013

FORESITE CAPITAL FUND I, L.P.

By: FORESITE CAPITAL MANAGEMENT I, LLC

Its: General Partner

By: /s/ James Tananbaum

Name: James Tananbaum

Title: Managing Member

FORESITE CAPITAL MANAGEMENT I, LLC

By: /s/ James Tananbaum

Name: James Tananbaum

Title: Managing Member

FORESITE CAPITAL IV-B, LLC

By: FORESITE CAPITAL IV-B MANAGEMENT, LLC

Its: Managing Member

By: /s/ James Tananbaum

Name: James Tananbaum

Title: Managing Member

FORESITE CAPITAL IV-B MANAGEMENT, LLC

By: /s/ James Tananbaum

Name: James Tananbaum

Title: Managing Member

FORESITE CAPITAL IV-C, LLC

By: FORESITE CAPITAL IV-C MANAGEMENT, LLC

Its: Managing Member

By: /s/ James Tananbaum

Name: James Tananbaum

Title: Managing Member

CUSIP #48576U106	Page 13 of 16

FORESITE CAPITAL IV-C MANAGEMENT, LLC

By: /s/ James Tananbaum

Name: James Tananbaum

Title: Managing Member

JAMES TANANBAUM

By: /s/ James Tananbaum

Name: James Tananbaum

CUSIP #48576U106	Page 14 of 16

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	15

CUSIP #48576U106	Page 15 of 16

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: November 15, 2013

FORESITE CAPITAL FUND I, L.P.

By: FORESITE CAPITAL MANAGEMENT I, LLC

Its: General Partner

By: /s/ James Tananbaum

Name: James Tananbaum

Title: Managing Member

FORESITE CAPITAL MANAGEMENT I, LLC

By: /s/ James Tananbaum

Name: James Tananbaum

Title: Managing Member

FORESITE CAPITAL IV-B, LLC

By: FORESITE CAPITAL IV-B MANAGEMENT, LLC

Its: Managing Member

By: /s/ James Tananbaum

Name: James Tananbaum

Title: Managing Member

FORESITE CAPITAL IV-B MANAGEMENT, LLC

By: /s/ James Tananbaum

Name: James Tananbaum

Title: Managing Member

CUSIP #48576U106	Page 16 of 16

FORESITE CAPITAL IV-C, LLC

By: FORESITE CAPITAL IV-C MANAGEMENT, LLC

Its: Managing Member

By: /s/ James Tananbaum

Name: James Tananbaum

Title: Managing Member

FORESITE CAPITAL IV-C MANAGEMENT, LLC

By: /s/ James Tananbaum

Name: James Tananbaum

Title: Managing Member

JAMES TANANBAUM

By: /s/ James Tananbaum

Name: James Tananbaum